

Mail Stop 3628

November 2, 2015

Via E-mail
Thomas W. Reedy
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway
Suite 400
Richmond, Virginia 23238

> **Re:** **CarMax Auto Funding LL**
> **Registration Statement on Form SF-3**
> **Filed October 7, 2015**
> **File No. 333-207329**

Dear Mr. Reedy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Cover Page

3. We note in footnote 2 to your fee table that you intend to include unsold securities from an existing registration statement under Rule 415(a)(6) of the Securities Act. Please revise to indicate that you will disclose the file number of the existing prior registration statement, amount of unsold securities being included in this registration statement, and the amount of any filing fees previously paid in connection with the unsold securities, which will continue to be applied to such unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation Question 212.24.

The Sale and Servicing Agreement

Representations and Warranties Regarding the Receivables, page 88

4. Please identify which of the representations and warranties in the Sale and Servicing Agreement that are made by the Seller to the Trust will be assigned by the Trust to the Indenture Trustee for the benefit of the Noteholders.

Dispute Resolution Procedures, page 89

5. We note your disclosure that a requesting party's right to dispute resolution is limited to "repurchase requests based on an alleged breach by CarMax Business Services or the Seller of a representation or warranty made with respect to a Receivable…which materially adversely affects the interests of the Trust or the Noteholders in the Receivable." We also note your disclosure that "[i]n the event that the Asset Representations Reviewer determines that the representations and warranties related to a Receivable has not failed, any repurchase request related to that Receivable will be deemed to be resolved and that Receivable may not be subject to a dispute resolution proceeding." This language appears inconsistent with the shelf eligibility requirement. In particular, the rule permits investors to utilize the resolutions procedures for any repurchase request, regardless of whether investors direct a review of the assets. Please revise. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

6. Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process by which they will be informed of the status of the

repurchase request, and by which they will use to notify the transaction parties of a referral to dispute resolution.

The Asset Representations Review Agreement

Voting, page 109

7. We note that you have bracketed the disclosure indicating the percentage of noteholders required to direct a vote to determine whether a review of delinquent receivables should be conducted. Please tell us why the disclosure is bracketed and confirm that for each takedown off this registration statement, you will comply with the maximum voting ceilings imposed by General Instruction I.B.1(b) of Form SF-3.

8. We note that certain time periods are bracketed in this section (e.g., the number of days after publication of the delinquency trigger in which a noteholder may demand a review and the number of days during which an indenture trustee will allow a vote to occur). Please tell us why the disclosure is bracketed and confirm that for each takedown off this registration statement you will provide sufficient time to ensure that investors will be able to use the investor communication mechanism.

The Asset Representations Review, page 110

9. We note your disclosure that "[t]o the extent any fees, expenses and indemnification of the Asset Representations Reviewer are not paid by the Servicer, any unpaid fees, expenses and indemnification of the Asset Representations Reviewer will be paid from Available Funds of the Trust." Please revise your disclosure to explain when fees, expenses and indemnification of the Asset Representations Reviewer would not be paid by the Servicer.

10. We note your statement on page 110 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Resignation and Removal, page 111

11. Please revise to disclose that any resignation, removal or substitution of the Asset Representations Reviewer will be included in the Form 10-D for the related reporting period.

Credit Risk Retention, page 132

12. Please revise your disclosure to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration provisions, if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

Retained Eligible Horizontal Residual Interest, page 133

13. We note that the disclosure of the priority of payments (pages 63-66) does not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. Please revise to include disclosure regarding the process by which funds on deposit are distributed in an appropriate location in the prospectus. Refer to Rule 4(b) and 4(c)(iii) of Regulation RR.

14. We note your disclosure stating that funds on deposit in the risk retention reserve account may be used to make any payments that are due as described under "Application of Available Income." Rule 4(b) of Regulation RR, however, restricts release of funds only in certain circumstances. Please tell us why you believe your disclosure permitting release of the funds complies with this aspect of the rule or revise.

15. Please revise your disclosure to include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions. Refer to Rule 4(c)(1)(i)(G) of Regulation RR.

16. We note that, in calculating the fair value of the eligible horizontal residual interest, your brackets relating to prepayment assumption appear to have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: David Zawitz, CarMax Auto Funding LLC
       James Antonopoulos, Kirkland & Ellis LLP